17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685
May 29, 2008

Barrie Levitt, M.D.
Chairman of the Board of Directors
Taro Pharmaceutical Industries Ltd.
14 Hakitor Street
Haifa Bay 26110, Israel

Taro Pharmaceutical Industries Ltd.
Italy House, Euro Park
Yakum 60972, Israel

Dear Barrie:

I received your letter dated May 28, 2008, as well as the letter of the same date from Taro Pharmaceutical Industries Ltd. (“Taro”) notifying our affiliates, Alkaloida Chemical Company Exclusive Group Ltd. and Aditya Acquisition Company Ltd., that Taro has purported to terminate the Agreement of Merger, dated as of May 18, 2007 (the “Merger Agreement”), among Taro, Alkaloida Chemical Company Exclusive Group Ltd. and Aditya Acquisition Company Ltd. pursuant to Section 8.1(b) thereof.

First of all let me state that Taro is not entitled to terminate the merger under the Merger Agreement.  I am very disappointed that you have chosen to take this public step without engaging in any meaningful discussions with Sun Pharmaceutical Industries Ltd. and/or its associates (“Sun”).  During my meeting with Taro’s Board on May 14th, arranged specifically to discuss the merger, you prevented the directors from engaging in any meaningful discussion with me, asking them to remain in “listen-only” mode during the course of the meeting.

Without Sun’s equity contributions totaling approximately $60 million, Taro would be unable to boast of survival, much less a purported financial and operational “turnaround.”  Without our investment, Taro would not have been able to meet the bond payment due within days of our first investment.    Further, the only reason Taro has been able to keep its lenders at bay is with Sun’s contractual commitments to repay all disclosed indebtedness as part of the merger transactions.  In fact, Taro continues to generate very little free cash flow.  Taro’s press release yesterday noted that Taro has only $47 million in cash as of March 31, 2008.  This means that, if not for Sun’s cash injections last year of about $60 million, Taro would have virtually negative cash - hardly the “dramatic” improvement of which Taro has boasted.

Sun invested in Taro, at the request of the Taro Board.  The Merger Transaction between Sun and Taro followed a thorough auction process conducted by Taro, was fully negotiated, and Taro’s Board of Directors concluded that it represented the best alternative available to Taro and its shareholders.   Even after Sun agreed to release Taro from its non-solicitation obligations under the Merger Agreement, not one buyer has stepped forward with a competing offer.

While Sun has made every effort to fulfill its obligations under the Merger Agreement, Taro has failed to honor its side of the bargain and take all necessary action to consummate the merger, including, among other things, to hold shareholders’ meetings to approve the merger in a timely manner.  Instead of engaging in discussions with us to resolve this impasse, Taro has ignored our attempts to discuss and put forward to Taro’s shareholders an increase in the merger consideration in order to complete the transaction.  Instead of providing shareholders with an accurate description of its dealings with Sun and giving them the opportunity to vote on the transaction, Taro has chosen to mischaracterize a number of matters leading up to its unilateral termination of the Merger Agreement, including:

•
Sun has not made an offer to purchase Taro at $10.25 per share.  We reached out to the Taro Board with a proposal to recommend to Sun’s Board of Directors a potential merger at $10.25 per share.  We took this step in order to engage in a meaningful discussion with the Taro Board in order to consummate the transaction negotiated and agreed to, way back in May 2007.  Any offer at $10.25 per share was subject to the approval of Sun’s Board.

•
You have chosen to describe our purchase in February this year of Taro shares at $10.25 per share from Brandes Investment Partners, L.P. (“Brandes”) as a “minority interest” purchase.  This is completely contrary to your position at the time.  Brandes’ shares were sold in a blind auction.  You encouraged Sun to bid aggressively in the auction on the basis that Brandes’ shares represented a “control block” or, in other words, a “swing vote” in the shareholders’ meetings to approve the merger.

•
We only recently refused your request to permit our financial advisers to meet with Taro’s financial advisors because it was clear to us that Taro had no intention of engaging in a meaningful discussion about an appropriate increase in the merger consideration.  I personally reorganized my schedule at short notice to meet with the Taro Board in New York on May 14th and, at the meeting, Board members were prohibited from asking questions or engaging in any discussion.

•
I find surprising the claim in your press release that “Taro’s efforts over several months to negotiate a revised merger agreement…had been rejected by Sun”.  Sun first proposed recommending to its Board an increase in the merger consideration on the weekend immediately following its acquisition of the Brandes’ stake and thereafter sent you a draft revised merger agreement.  Only after an extended period of foot dragging, did you finally respond with a request that we increase our price, but you never made a specific counter-proposal.  In fact, the closest we ever came to engaging in a substantive discussion on price and the other terms of our proposal was at the Taro Board meeting on May 14th at which I made a presentation but you prevented the directors in engaging in any meaningful discussion with me, asking them to remain in listen only mode during my meeting.

•
Our proposal to increase the merger consideration to $10.25 per share was not conditioned on removing the one-third disinterested minority vote requirement under Israeli law.  You may recall that your own proxy statement, which you refer to in your letter to me, specifically states that Taro only included the one-third disinterested vote requirement “out of an excess of caution.”  Based on your disclosure, our advisers had discussed in the past whether such a vote was actually necessary, but we had not reached any substantive agreement with you on this point. As a matter of fact one of your own legal advisors had suggested that at right price Taro would be prepared to remove it as a condition to merger. If instead of prohibiting your directors from discussions with me, you had in fact enquired as to our position on the one-third disinterested minority vote at the Board meeting on May 14th, you would have learned that our $10.25 proposal was not conditioned on its removal.

•
Your claim that several third parties have expressed interest in pursuing alternative transactions with Taro and that the existence of the Merger Agreement and the lack of audited financial statements have inhibited discussions with third parties is misleading.  Sun agreed to remove the non-solicitation provision from the Merger Agreement almost 10 months ago.  Since that time, to our knowledge, no credible offers for the entire company have surfaced and we note in this regard that Taro is required to advise Sun of any and all indications of interest that Taro receives.  We also note that in those 10 months, Taro has still not produced audited financials for 2006 and 2007 and there is still no indication from Taro as to when it will do so.  Not only does Taro continue to be in breach of its reporting requirements, but any “impediment” this may have imposed to obtaining a superior offer is purely of Taro’s own creation.  Again, we note that Sun has consistently been willing to complete the merger without audited financial statements, a highly unusual concession rarely made by a buyer in a corporate acquisition.

In light of Taro’s actions, Sun will now consider all of its options, including without limitation commencing legal proceedings as to Taro’s right to terminate the Merger Agreement.  In addition, if we elect to exercise our rights under the Option Letter Agreement, rest assured that we will comply with the terms thereof and all applicable laws.  This letter should not be treated as a complete statement of all our claims, rights and positions, all of which are hereby expressly reserved.

As Taro’s largest shareholder, we welcome the commitment of the Taro Board to build Taro and enhance its profitability for all of the company’s constituents.  Notwithstanding the options discussed above, we continue to believe that a merger with Sun at $10.25 per share that we have offered to recommend to Sun’s board is in the best interests of all Taro shareholders.  I remain available to discuss a negotiated transaction with you at any time.

Very truly yours, Dilip S. Shanghvi Chairman & Managing Director